December 4, 2018

Richard Stewart
Chairman and Chief Executive Officer
Achieve Life Sciences, Inc.
1001 W. Broadway, Suite 400
Vancouver, British Columbia, V6H 4B1

       Re: Achieve Life Sciences, Inc.
           Registration Statement on Form S-1
           Filed November 29, 2018
           File No. 333-228596

Dear Mr. Stewart:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christine Westbrook at 202-551-5019 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Amanda Rose, Esq.